Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Northcore joins Motorola PartnerSelect Program

            (TSX: NTI; OTCBB: NTLNF)

            TORONTO, March 23 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management solutions, announced that it has entered into a relationship with Motorola under the Enterprise Mobility
PartnerSelect Program.
            Northcores' entrance into the PartnerSelect program is a result of on-going development of mobile software applications through its Joint Venture
(GE Asset Manager LLC), with GE Capital Solutions. The first result of this new relationship with Motorola is a series of mobile asset management components that will be deployed on the rugged Motorola MC75 Enterprise
Digital Assistant (EDA).
            "Our clients have expressed a need for a comprehensive mobile platform to extend their reach into a geographically distributed asset pool. Our relationship with Motorola and its state of the art mobile computing solutions, such as the MC75, enables this capability and provides exciting new opportunities for both firms." said Duncan Copeland CEO of Northcore
Technologies.

            <<
            About Northcore Technologies Inc.
            ---------------------------------
            >>

            Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government. Some of our current customers include GE Commercial Finance,
Paramount Resources, The Brick and Trilogy Energy Trust among others.
            Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.
            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

            %SEDAR: 00019461E          %CIK: 0001079171

            /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 10:19e 23-MAR-09